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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2003

STOLT OFFSHORE S.A.
(Translation of registrant's name into English)

 c/o Stolt Offshore M.S. Ltd.
Dolphin House
Windmill Road
Sunbury-on-Thames
Middlesex TW16 7HT
ENGLAND
(Address of principal executive offices)

In accordance with General Instruction B, item (iii), included in this filing of Form 6-K are the following materials regarding Annual General Meeting for Stolt Offshore S.A., a Luxembourg company, to be held on May 8, 2003:

  1.
  Chairman's letter dated April 8, 2003 inter alia advising of Annual General Meeting.

  2.
  Notice of Annual General Meeting dated April 8, 2003, with (i) biographies of Director nominees and (ii) unconsolidated financial statements of the Company (including Statutory Auditors' Report and Directors' Report) forming a part thereof.

  3.
  Depositary's Notice (of Citibank, N.A.) re Annual General Meeting of Stolt Offshore S.A.

  4.
  Blank form of front and back Proxy Card/Voting Instructions for American Depositary Shares (ADSs).

        The above materials, together with the Annual Report to Shareholders in respect of the Company and its subsidiaries on a consolidated basis, were mailed on April 17, 2003 by Citibank, N.A. to all holders of American Depositary Shares (ADSs) (each of which represents one Common Share of the Company) of record as of March 20, 2003.

2

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 17, 2003	STOLT OFFSHORE S.A.
	By:	/s/ ALAN B. WINSOR
Alan B. Winsor, Attorney-in-Fact

3

Stolt Offshore S.A.

A subsidiary of Stolt-Nielsen S.A.	c/o Stolt Offshore M.S. Limited Dolphin House Windmill Road Sunbury-on-Thames Middlesex TW16 7HT United Kingdom	Tel: + 44 193 277 3700 Fax: + 44 193 277 3701 www.stoltoffshore.com

April 8, 2003

DEAR SHAREHOLDER:

        The Annual General Meeting of Shareholders of Stolt Offshore S.A. will be held on Thursday, May 8, 2003 at 3:00 p.m. at the offices of Services Généraux de Gestion S.A., 23, avenue Monterey, L-2086 Luxembourg.

        Due to the fact that the Company is a Luxembourg holding company, our affairs are governed by the provisions of the Luxembourg Company Law. Under these provisions and the provisions of the Company's Articles of Incorporation, the Annual General Meeting relates to and considers matters of a more formal nature, including the affairs of the holding Company on an unconsolidated basis. The matters to be addressed at the Annual General Meeting are restricted to those on the attached Notice. Please note that consideration of Agenda Item (6)—approval of a 2003 Stock Option Plan for French Resident Employees and Directors—will be conducted in the context of an Extraordinary General Meeting in conformity with the quorum and voting requirements of the Luxembourg Company Law and the Company's Articles of Incorporation.

        Enclosed with this mailing is the Notice of Annual General Meeting of Shareholders, Proxy Card for Common Shares relating thereto, together with the 2002 Annual Report to Shareholders. Common Shareholders of record at the close of business on March 20, 2003 will be entitled to vote at the Annual General Meeting.

        If you wish your Common Shares to be voted at the Annual General Meeting, please promptly sign, date, and return the enclosed Proxy Card to assure that they will be received in time.

        The Company's Board of Directors recommends that you vote in favor of the matters to be considered at the meeting.

                      Sincerely,

                      JACOB STOLT-NIELSEN

                      Chairman of the Board

Registered Office: 26, rue Louvigny, L-1946 Luxembourg, Société Anonyme Holding, R.C. Luxembourg B. 43172

Stolt Offshore S.A.

Société Anonyme Holding R. C. Luxembourg B. 43172 Registered Office: 26, rue Lougivny L-1946 Luxembourg	Mailing address: c/o Stolt Offshore M.S. Ltd. Dolphin House Windmill Road Sunbury-on-Thames Middlesex TW16 7HT United Kingdom

NOTICE OF ANNUAL GENERAL MEETING AND EXTRAORDINARY GENERAL MEETING
OF SHAREHOLDERS ON MAY 8, 2003

         The Annual General Meeting of Shareholders of Stolt Offshore S.A. (the "Company") will be held at the offices of Services Généraux de Gestion S.A., 23, avenue Monterey, L-2086 Luxembourg, on Thursday, May 8, 2003 at 3:00 p.m., for the following purposes:

          (1)  To approve the holding of the Annual General Meeting on May 8, 2003, in variation from the date (third Thursday in April) set forth in Article 25 of the Articles of Incorporation;

          (2)  To consider (i) the Report of Deloitte & Touche, Luxembourg, Statutory Auditors of the Company, and (ii) the Report by the Board of Directors of the Company in respect of the unconsolidated financial statements of the Company for the fiscal year ended November 30, 2002 (copy attached);

          (3)  To approve the unconsolidated balance sheet of the Company for the fiscal year ended November 30, 2002;

          (4)  To approve the unconsolidated profit and loss statement of the Company for the fiscal year ended November 30, 2002;

          (5)  To approve the recommendation of the Board of Directors to adopt a 2003 Stock Option Plan for key employees and directors of the Company, which Plan (i) shall reserve Six Million Three Hundred Ten Thousand (6,310,000) Common Shares of the Company for award under said Plan, (ii) shall allow for options to be granted up to a total of Six Million Three Hundred Ten Thousand (6,310,000) Common Shares, (iii) shall provide for granting of options for a period of ten (10) years from the effective date of said Plan, (iv) shall provide that no option may be exercised earlier than one (1) year nor more than ten (10) years from the date of grant, (v) shall be administered by the Compensation Committee of the Board of Directors of the Company, and (vi) shall contain such other provisions as are customary to a plan of the type, and for such purpose to authorize and direct the Board of Directors of the Company to implement said Plan;

          (6)    To approve the recommendation of the Board of Directors of the Company to adopt a 2003 Stock Option Plan for key employees and directors of the Company resident in France, which Plan (i) shall reserve Five Hundred One Thousand (501,000) Common Shares of the Company for award under said Plan, (ii) shall allow for options to be granted up to a total of Five Hundred One Thousand (501,000) Common Shares, (iii) shall provide for granting of options for a period of thirty-eight (38) months from the effective date of said Plan, (iv) shall provide that no option may be exercised earlier than one (1) year nor more than ten (10) years from the date of grant, (v) shall be administered by the Compensation Committee of the Board of Directors of the Company, and (vi) shall contain such other provisions as are customary to a plan of this type and which are in conformity with applicable French legal requirements with respect to subscription plans, and for such purpose to authorize and direct the Board of Directors of the Company to implement said Plan;

          (7)    To discharge the Board of Directors and Statutory Auditors of the Company in respect of the proper performance of their duties for the fiscal year ended November 30, 2002;

          (8)    To authorize the Company, or any wholly-owned subsidiary, to purchase Common Shares of the Company, from time to time in the open market and in privately negotiated transactions, at a price reflecting such open market price and on such other terms as shall be determined by the Board of Directors of the Company, provided such purchases are in conformity with Article 49-2 of the Luxembourg Company Law, such authorization being granted for purchases completed on or before August 31, 2004;

          (9)    To elect seven directors of the Company to hold office until the next Annual General Meeting of Shareholders and until their respective successors have been duly elected and qualified (list of nominees attached); and

          (10)    To elect the Statutory Auditors of the Company for a term to expire at the next Annual General Meeting of Shareholders.

        Consideration of Agenda Item (6) above will be conducted in the context of an Extraordinary General Meeting in conformity with the quorum and voting requirements of the Luxembourg Company Law and the Company's Articles of Incorporation.

        The Board of Directors of the Company has determined that Shareholders of record at the close of business on March 20, 2003 will be entitled to vote at the aforesaid meeting and at any adjournments thereof.

                      JACOB STOLT-NIELSEN
                       Chairman of the Board

Dated: April 8, 2003

To assure your representation at the Annual General Meeting and Extraordinary General Meeting, you are hereby requested to fill in, sign, date and return the Proxy Card delivered herewith in the return envelope provided for such purpose. The giving of such Proxy will not affect your right to revoke such Proxy or vote in person should you later decide to attend the meetings.

BIOGRAPHIES OF NOMINEES FOR DIRECTOR

Jacob Stolt-Nielsen (Chairman)

        Mr. Jacob Stolt-Nielsen has served as Chairman of the Board of since 1993. He is also currently Chairman of the Board for Stolt-Nielsen S.A. and served as Chief Executive Officer of Stolt-Nielsen S.A. from 1959 until 2000. He founded Stolt-Nielsen Seaway A.S. in 1973. He holds a degree from Handelsgymnasium, Haugesund, Norway. Mr. Jacob Stolt-Nielsen is a Norwegian citizen.

Mark Woolveridge (Deputy Chairman)

        Mr. Woolveridge has been a Director since 1993 and was elected Deputy Chairman on February 18, 2002. He held a number of positions with BP since 1968 and most recently served as Chief Executive of BP Engineering from 1989 until his retirement in 1992. He was also General Manager, Oil and Gas Developments, responsible for field development projects in the U.K. and Norwegian sectors of the North Sea, and served on the Board of BP Oil Ltd. He holds a Masters degree from Cambridge University and is a Fellow of the Royal Academy of Engineering and of the Institute of Mechanical Engineers. Mr. Mark Woolveridge is a British citizen.

James B. Hurlock

        Mr. Hurlock is a retired partner of the law firm of White & Case and served as the Chairman of its Management Committee from 1980 to 2000. He participated in the formation and served on the Board of Northern Offshore Ltd. which during the 1970s operated diver lock-out submarines and provided other services to the offshore oil industry. He holds a BA degree from Princeton University, a MA Jurisprudence from Oxford University and a JD from Harvard Law School. Mr. James B. Hurlock is a U.S. citizen.

Haakon Lorentzen

        Mr. Lorentzen is Managing Director of Lorentzen Empreendimentos SA of Rio de Janeiro, a diversified holding company with investments in Aracruz Celulose SA, Cia. Norsul Navegaçao and a diversified IT portfolio. He is also a Director of Aracruz Celulose, Iseiasnet, Advicenet, Intellibridge, CEAL, and WWF Brazil. He holds a Bachelors degree in Economics from Pontificia Universidade Caalica do Rio de Janeiro and a Harvard Business School Post Graduate Degree. Born in Norway, Mr. Haakon Lorentzen is a resident of Brazil.

J. Frithjof Skouveroe

        Mr. Skouveroe has been a Director since 1993. He is Owner and Chairman of Concentus AS, a Norwegian/Swedish Industrial Group. He is also a member of the Board of Ocean Rig ASA, an offshore drilling contractor listed on the Oslo stock exchange. He was Chairman of the Board and Chief Executive Officer of Seaway from 1990 until it was acquired by Stolt-Nielsen S.A. in 1992. From 1985 to 1990 he was President and Second Vice Chairman of Seaway. He served as President of Stolt-Nielsen Seaway Contracting A/S, a predecessor of Seaway, from 1982 until 1985. He holds an MBA from INSEAD and a Masters degree in Mechanical Engineering from the Technical University of Norway. Mr. J. Frithjof Skouveroe is a Norwegian citizen.

Niels G. Stolt-Nielsen

        Mr. Niels G. Stolt-Nielsen has served as a Director of Stolt Offshore S.A since 1999 and served as Interim Chief Executive Officer of the Company from September 2002 until March 2003. He has also served as a Director of Stolt-Nielsen S.A since 1996 and as Chief Executive Officer, Stolt-Nielsen S.A. since 2000. He has served as Chairman, Stolt Sea Farm since January 2003 and held the position of Chief Executive Officer, Stolt Sea Farm from 1996 until September 2001. He joined Stolt-Nielsen Transportation Group in 1990 where he worked in various positions. Mr. Stolt-Nielsen graduated from

Hofstra University in 1990 with a BS degree in Business and Finance. Mr. Niels G. Stolt-Nielsen is the son of Mr. Jacob Stolt-Nielsen. He is a Norwegian citizen.

Bernard Vossier

        Mr. Vossier has been a Director since 2000. He served as Chief Executive Officer of the Company from May 1995 to September 2002 prior to which he was Chief Operating Officer from December 1994 to May 1995. He joined Comex in 1974 and has held numerous management positions in operations and marketing. He has a degree in General Mechanics from the Technical School of St. Vallier. Mr. Bernard Vossier is a French citizen.

STOLT OFFSHORE S.A.

ANNUAL ACCOUNTS AND
STATUTORY AUDITOR'S REPORT

NOVEMBER 30, 2002

TABLE OF CONTENTS

PAGE

INDEPENDENT AUDITOR'S REPORT	F-3
REPORT OF THE BOARD OF DIRECTORS	F-4
ANNUAL ACCOUNTS
- Balance sheet	F-5
-Statements of Profit and loss	F-6
-Notes to the annual accounts	F-7 to F-14

Deloitte & Touche SA
Assurance, Accounting
and Advisory Services, Tax Services,
Financial Advisory Services
3, Route d'Arlon
L-8009 Strassen
B.P. 1173
L-1011 Luxembourg
Tel: (+352) 451 451
Fax: (+352) 451 452 401
www.deloitte.lu

To the Shareholders of
Stolt-Offshore S.A.
LUXEMBOURG

INDEPENDENT AUDITOR'S REPORT

        Following our appointment at the General Meeting of the shareholders on October 17, 2002, we have audited the accompanying annual accounts of Stolt Offshore S.A. (the "Company") for the year ended November 30, 2002. These annual accounts are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these annual accounts based on our audit and to verify the consistency of the management report with the annual accounts. The annual accounts of the Company as of November 30, 2001, were audited by another auditor whose report dated March 1, 2002, expressed an unqualified opinion.

        We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the annual accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the annual accounts. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors, as well as evaluating the overall annual accounts presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the accompanying annual accounts give, in conformity with the Luxembourg legal and regulatory requirements, a true and fair view of the financial position of Stolt Offshore S.A. as at November 30, 2002 and of the result of its operations for the year then ended.

        The management report is consistent with the annual accounts.

DELOITTE & TOUCHE
Independent Auditor

G. KIOES
 Partner

April 9, 2003

Société Anonyme RC Luxembourg B67.895

STOLT OFFSHORE S.A.
Société Anonyme Holding
Luxembourg, 26, rue Louvigny, L-1946
R.C. Luxembourg B. 43.172
Report of the Board of Directors to the Annual General Meeting of
Stolt Offshore S.A.
to be held at the offices of Services Généraux de Gestion S.A.,
23 avenue Monterey, L—2086 Luxembourg.
May 8, 2003

Gentlemen:

We are pleased to submit for your approval the Balance Sheet as of November 30, 2002 and the Statement of Profit and Loss for the year ended November 30, 2002.

The investment in subsidiaries amounted to U.S. $677,084,000 at November 30, 2002. There were no dividends declared by and receivable from subsidiaries at November 30, 2002. The net profit for the year ended November 30, 2002 was U.S. $nil. No dividends were declared or paid during 2002 or 2001. Retained earnings to be carried forward are U.S. $nil.

By special vote we ask you to discharge the Directors and the Statutory Auditor of the Company for the year ended November 30, 2002.

Furthermore, we request that you elect the Statutory Auditor of the Company for a new statutory term of one year.

Finally, we request you to re-elect as Directors of the Company, Mr. Jacob Stolt-Nielsen, Mr. Fernand Poimboeuf, Mr. J. Frithjof Skouveroe, Niels G. Stolt-Nielsen, Mr. Bernard L Vossier, Mr. Mark Woolveridge, Mr. Haakon Lorentzen and Mr. James B Hurlock at the forthcoming Annual General Meeting on May 8, 2003.

Bernard L. Vossier	J. Frithjof Skouveroe
April 9, 2003

STOLT OFFSHORE S.A.

BALANCE SHEETS AS OF NOVEMBER 30, 2002 AND 2001
(in thousands of United States dollars)

	Notes	2002	2001
FIXED ASSETS:
Investments	3.	677,084	677,072

CURRENT ASSETS:
Receivables		30,160	11,850
Cash and cash equivalents		4	13

		30,164	11,863

TOTAL ASSETS		707,248	688,935

	Notes	2002	2001
SHAREHOLDERS' EQUITY
Subscribed capital	4.	220,524	208,457
Share premium	4.	403,254	447,959
Legal reserve	5.	22,052	20,846

		645,830	677,262

PROVISION FOR CONTINGENCIES AND EXPENSES	6.	12,448	—

OTHER DEBTS:
Due within less than one year		39,654	11,673

Due after one year		9,316	—

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		707,248	688,935

The accompanying notes are an integral part of these annual accounts.

STOLT OFFSHORE S.A.

STATEMENTS OF PROFIT AND LOSS
FOR THE YEARS ENDED NOVEMBER 30, 2002 AND 2001

(in thousands of United States dollars)

	Notes	2002	2001
EXPENSES
Parent company guarantees—charges		3,308	2,341
Other charges	4,9	17,360	1,286

		20,668	3,627

INCOME
Parent company guarantees—reimbursements		3,308	2,341
Other cost reimbursement income		17,360	1,280
Interest income		—	6

		20,668	3,627

NET RESULT FOR THE YEAR		—	—

The accompanying notes are an integral part of these annual accounts.

STOLT OFFSHORE S.A.

Notes to the annual accounts as of November 30, 2002 and 2001

(Currency—United States dollars)

1.    ORGANIZATION

        Stolt Offshore S.A., formerly Stolt Comex Seaway S.A., ("the Company") is a holding company incorporated under the laws of Luxembourg on March 10, 1993.

        The object of the Company is to invest in subsidiaries which will provide technologically sophisticated offshore and subsea engineering, flowline, trunkline and pipeline lay, construction, inspection and maintenance services, predominantly for the offshore oil and gas industry. More generally, the Company may invest in any manner in all commercial, industrial, financial and other enterprises of Luxembourg or foreign nationality through the acquisition by participation, subscription, purchase, option or any other means of all shares, stocks, debentures, bonds or securities; the acquisition of patents and licenses it will administer and exploit; it may lend or borrow with or without security, provided that any monies so borrowed may only be used for the purpose of the Company, or companies which are subsidiaries of or associated with or affiliated to the Company; in general it may undertake any operations directly or indirectly connected with these objects whilst nevertheless remaining within the limits set out by the law on holding companies of the 31st of July, 1929.

        The registered office of the Company is at 26, rue Louvigny, L—1946, Luxembourg.

        The Company is exempted from preparing consolidated accounts under Luxembourg corporate law. However, a consolidation, including the annual accounts of Stolt Offshore S.A. and of its investee companies, is prepared and ultimately consolidated into Stolt-Nielsen S.A. ("SNSA") whose registered office is 23, avenue Monterey, L—2086, Luxembourg. The Company is reimbursed by its subsidiaries for certain general expenses incurred on behalf of the subsidiaries.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        The Company maintains its books and records in United States dollars, and presents its annual accounts in accordance with generally accepted accounting principles in Luxembourg, which include the following significant accounting policies:

  2.1
  Format of financial statements

        The Company keeps its books and records in U.S. Dollars. In accordance with Article 205 of the law of May 4, 1984, the financial statements are presented with certain modifications to the legal format requirements. In the opinion of the Directors, this is necessary in order to present the financial position and results of the Company to the reader with the utmost clarity.

  2.2
  Investments

        Investments are stated at cost less any permanent impairment in value. Earnings in investee companies are recognized when, and to the extent, dividends are received from investee companies.

  2.3
  Translation of foreign currencies

        The company maintains its accounts in the currency in which the capital is expressed, i.e. in the United States Dollar (USD) and the annual accounts are expressed in this base currency. Amounts in foreign currencies are translated into the base currency on the following basis:

  •
  Formation expenses, the cost of acquisition of intangible, tangible and financial fixed assets denominated in a currency other than the base currency are translated at historical exchange rates;

  •
  All other assets denominated in a currency other than the base currency are valued individually at the lower of their countervalues translated into base currency at their historical exchange rate or exchange rate prevailing at the balance sheet date;

  •
  All liabilities denominated in a currency other than the base currency are valued individually at the higher of their countervalues translated at historical exchange rate or exchange rate prevailing at the balance sheet date;

  •
  Revenues and expenses denominated in a currency other than the base currency are translated into the base currency at the exchange rates applicable on the day they are collected or disbursed.

        Consequently only realized exchange gains and losses and unrealized exchange losses are reflected in the profit and loss account.

  2.4
  Share Option Plan

        The Company has elected to account for its stock based compensation awards to employees and directors of the Group in accordance with the U.S. GAAP requirements under Accounting Principles Board Opinion No. 25.

3.    INVESTMENTS

        The Company accounts for its investments in subsidiaries at historical cost. The direct subsidiaries of the Company at November 30, 2002 and November 30, 2001 are as follows:

		Percentage held		Cost ($'000)
Name of the company
	Country	2002	2001	2002	2001
SCS Holdings N.V.	Netherlands	100%	100%	245,934	245,934
Stolt Offshore B.V.	Netherlands	75%	75%	268,935	268,935
Stolt Offshore M.S. Limited	Bermuda	100%	100%	12	—
Jarius Investments Limited	Gibraltar	100%	100%	136,000	136,000
SCS Shipping Limited(1)	United Kingdom	0%	0%	18,823	18,823
SCS Holdings Limited(2)	United Kingdom	0%	0%	7,380	7,380

				677,084	677,072

(1)
SCS Shipping Limited has issued share capital of 5,002,000 shares of which Stolt Offshore S.A. holds one share.
(2)
SCS Holdings Limited has issued share capital of 501 shares of which Stolt Offshore S.A. holds one share.

        The aggregate Company interest in the underlying equity of these subsidiaries was $864,566 at November 30, 2002 (2001—$844,356). Although certain subsidiaries within the group may have deficits in shareholders' equity, the assets of other subsidiaries in the group are available to meet these obligations. In the opinion of the Directors, there is no permanent impairment in the carrying value of the above investments.

4.    SHARE CAPITAL

        The Company has authorized share capital of 140,000,000 Common Shares, par value $2.00 per share and 34,000,000 Class B Shares, par value $2.00 per share. Class B Shares are convertible into Common Shares, on a two-for-one basis, at any time at the option of the Class B shareholders.

        As of November 30, 2002, 76,262,215 Common Shares and 34,000,000 Class B Shares were outstanding. Stolt-Nielsen S.A. ("SNSA") holds 55% of the Common Shares and 100% of the Class B Shares which represents an economic interest of 63% of the Company and 69% of the voting rights.

        On November 26, 2002, the Company issued 6,019,287 Common Shares to SNSA for proceeds of $25.6 million.

        On March 7, 2001, the Company reorganized the share structure of the Company by increasing the authorized share capital of the Company from 102,000,000 to 140,000,000 Common Shares and reclassifying all outstanding Class A Shares to Common Shares on a one-for-one basis.

        Common Shares and Class B Shares vote as a single class on all matters submitted to a vote of shareholders, with each share entitled to one vote, with the exception of recapitalization, reclassification or similar transactions affecting the relative rights, preferences and priorities of the Common Shares and Class B Shares, which require an affirmative vote of the holders of a majority of the outstanding Common Shares and Class B Shares each voting as a separate class. With respect to liquidation and dividend rights, the Class B Shares receive $0.005 per share for each $0.01 per Common Share.

        During the year ended November 30, 2000, the Company issued 1,758,242 Class A Shares (subsequently converted to Common Shares) to NKT Holdings A/S as partial consideration for the acquisition of NKT Flexibles I/S and issued 6,142,857 Class A Shares (subsequently converted to Common Shares) to Vinci as partial consideration for the acquisition of ETPM. As described above, these shares were issued with a minimum guarantee value. At the date of issue of these shares, the Company increased its share premium account to reflect the minimum guarantee value of the shares. The increase in share premium recorded in the financial statements of the Company as at November 30, 2000 was higher than the value described in the Company's notarial deeds for these transactions by $57.1 million. The notarial deeds were filed on February 14, 2000 and November 30, 2000 respectively with the Luxembourg Memorial.

        During the year ended November 30, 2002, the Company settled the minimum share price guarantee in respect of 249,621 of the 1,758,242 Class A Shares (subsequently converted to Common Shares) issued to NKT Holdings A/S as partial consideration for the Company's acquisition of 49% of NKT Flexibles I/S. The 249,621 shares had previously been issued to NKT Holdings A/S with a minimum guarantee price of $13.65 per share. In February 2002, the Company paid $1.6 million to settle the minimum share price guarantee, being the difference between the guarantee price of $13.65 per share and market price on the date of settlement of the guarantee of $7.05 per share. $1.0 million of this payment has been deducted from the share premium account and the remaining $0.6 million has been charged to the profit and loss account.

        During the year ended November 30, 2002, the Company settled the minimum share price guarantee in respect of 6,142,857 Class A Shares (subsequently converted to Common Shares) issued to Groupe GTM S.A ("GTM") as partial consideration for the Company's acquisition of ETPM S.A. ("ETPM"), a French engineering and construction company. GTM has subsequently been acquired by Groupe Vinci S.A. ("Vinci"). Under the terms of the sale and purchase agreement for ETPM, these shares were issued to Vinci with a minimum guarantee price of $18.50 per share. In May 2002, the Company paid $58.9 million to Vinci to settle the minimum share price guarantee, being the difference between the guarantee price of $18.50 per share and market price on the date of settlement of the guarantee of $8.91 per share. $48.4 million of this payment has been deducted from the share premium account and the remaining $10.5 million has been charged to the profit and loss account. Accordingly, the Company has recorded an expense of $11.1 million in the year ended November 30, 2002 in respect of the settlement of the above minimum share price guarantees.

        An additional expense of $7.3 million was recorded in respect of the provision for the settlement of the outstanding share price guarantee for the remaining 879,121 Class A Shares (subsequently converted to Common Shares) that is due in the year ended November 30, 2003.

        The additional value credited to the share premium account in the financial statements in prior years, as noted above, was $57.1 million. The Company has offset $54.5 million of this additional paid in surplus with the cost of settling the minimum share price guarantees in the year ended November 30, 2002. This includes $1.0 million and $48.4 million discussed above, plus $5.1 million relating to the settlement of the outstanding 879,121 Class A Shares (subsequently converted to Common Shares). The remaining $2.6 million was released from the share premium account in the year ended November 30, 2002 in respect of an element of the share price guarantee where the Company was not required to settle the minimum share price guarantee terms in respect of these shares under the NKT Flexibles I/S sale and purchase agreement.

        As a result of these entries, the Company's share premium in its financial statements as at November 30, 2002 has been corrected to be consistent with the increase in the share premium account that has been authorized by the board of directors in the notarial documents filed in the Memorial.

5.    LEGAL RESERVE

        Under Luxembourg law an amount equal to at least 5% of the annual income must be appropriated to a legal reserve until such reserve equals 10% of the issued share capital. This reserve is not available for dividend distribution. The legal reserve may also be satisfied by allocation of the required amount at the time of issuance of shares or by a transfer from share premium.

        The legal reserve for all outstanding Common Shares and Class B Shares has been satisfied and appropriate allocations are made to the legal reserve account at the time of issuance of new shares.

6.    PROVISION FOR CONTINGENCIES AND EXPENSES

        As at November 30, 2002, the Company had an outstanding liability in respect of the settlement of the minimum share price guarantee in respect of 879,121 of the 1,758,242 Class A Shares (subsequently converted to Common Shares) issued to NKT Holdings A/S as partial consideration for the Company's acquisition of 49% of NKT Flexibles I/S. The Company provided $12.4m in respect of the expected settlement of the commitment. On March 10, 2003, the Company finalized the settlement of the share price guarantee and the value paid to NKT Holdings A/S in respect of the settlement was $12.4m.

7.    SHARE OPTION PLAN

        On April 28, 1993 the Company adopted a share option plan ("the Plan") covering 7.7 million shares represented by Common Shares, Class A Shares or any combination thereof not exceeding 7.7 million. Since March 7, 2001, all Class A Share options, when exercised, are automatically converted into Common Shares.

        Options may be granted under the Plan which are exercisable during periods of up to ten years. The options granted under the Plan will be at an exercise price not less than the fair market value per share at the time the option is granted. Options vest 25% on the first anniversary of the grant date, with an additional 25% vesting on each subsequent anniversary. A Compensation Committee appointed by the Company's Board of Directors administers the Plan. Options are awarded at the discretion of the Company to Directors and key employees.

        The following tables reflect activity under the Plan for the two-year period ended November 30, 2002:

	2002		2001
For the year ended November 30	Shares	Weighted average exercise price $	Shares	Weighted average exercise price $
Outstanding at beginning of year	3,024,410	10.77	2,533,249	10.00
Granted	797,750	6.35	640,300	13.43
Exercised	(14,392)	7.38	(75,612)	6.98
Forfeited	(124,476)	9.97	(73,527)	11.15

Outstanding at end of year	3,683,292	9.85	3,024,410	10.77

Exercisable at end of year	2,001,049	10.28	1,477,306	9.65

Weighted average fair value of options granted		4.49		9.10

        All share data and per share data has been restated to reflect the share reclassification on March 7, 2001 whereby Class A Shares were reclassified to Common Shares on a one-for-one basis.

        The fair value of each share option grant is estimated as of the date of grant using the Black Scholes option pricing model with the following weighted average assumptions:

	2002	2001
Risk free interest rates	5.39%	5.62%
Expected lives of options	7 years	7 years
Expected volatility	69.1%	63.7%
Expected dividend yields	—	—

        The following tables summarize information about share options outstanding as of November 30, 2002:

	Options outstanding			Options exercisable
Range of exercise price	Options outstanding	Weighted Average Remaining Contractual life (years)	Weighted average exercise price $	Number exercisable	Weighted average exercise price $
Common Shares
$12.13—16.58	767,800	7.77	14.27	328,075	15.23
$7.82—11.20	26,000	9.08	9.19	3,250	9.81
$4.38—7.38	874,180	8.33	6.25	121,830	5.74
$2.71—3.00	110,000	2.78	2.77	110,000	2.77

	1,777,980	7.76	9.54	563,155	10.71

Class A Shares
$12.13—16.58	105,250	5.73	16.18	99,250	16.42
$7.82—11.20	1,065,712	7.16	10.21	604,294	10.19
$4.38—7.38	61,290	3.97	5.74	61,290	5.74
$2.71—3.00	51,250	2.81	2.77	51,250	2.77

	1,283,502	6.71	10.19	816,084	10.15

        As part of the acquisition of the former Ceanic Corporation in 1998, holders of Ceanic share options were entitled to exercise all vested and one-third of the unvested options, or to convert any portion thereof to vested Stolt Offshore S.A. Common Share options. Their remaining two-thirds of the unvested Ceanic share options were automatically converted to unvested Stolt Offshore S.A. Common Share options at the date of acquisition.

        The following table summarizes information about these options which are outstanding as at November 30, 2002:

	Options outstanding			Options exercisable
Range of exercise price	Options outstanding	Weighted average remaining contractual Life (years)	Weighted average exercise price $	Number exercisable	Weighted average exercise price $
Common Shares
$7.82—11.20	523,674	4.93	10.75	523,674	10.75
$4.38—7.38	98,136	4.39	6.28	98,136	6.28

	621,810	4.85	10.05	621,810	10.05

8.    COMMITMENTS AND GUARANTEES

        The Company has guaranteed performance bonds issued by its direct and indirect subsidiaries and investments amounting to $349.5 million at November 30, 2002. In the normal course of business, the Company provides project guarantees to guarantee the project performance of direct and indirect subsidiaries and joint ventures to third parties.

9.    BOARD OF DIRECTORS' EXPENSES

        Fees paid to directors for the year period ended November 30, 2002 amounted to $182,500 and for the year ended November 30, 2001 amounted to $85,000.

10.    TAXES

        The Company has elected to be taxed as a billionaire holding company and is subject to a variable tax rate, calculated annually with half-yearly advance payments, which is based on certain interest expense, dividends and certain compensation paid to non-residents during the period. The tax is calculated as follows:

        Where the total interest paid each year to bondholders and on other comparable securities amounts to or exceeds EUR 2,400,000:

  •
  3% on interests paid to bond and other security—holders;

  •
  1.8% on dividends, profit quotas and remuneration on the first EUR 1,200,000;

  •
  0.1% charge levied on any surplus dividends, profit quotas and remuneration.

        Where the total interest paid each year to bondholders and on other comparable securities is less than EUR 2,400,000:

  •
  3% on interests paid to bond and other security—holders;

  •
  3% on dividends, profit quotas and remuneration, but to a maximum amount corresponding to the difference between EUR 2,400,000 and the total interest paid to bondholders and on other comparable negotiable securities;

  •
  1.8% on any surplus dividends, profit quotas and remuneration up to EUR 1,200,000 distributed;

  •
  0.1% on surplus dividends, profit quotas and remuneration.

        Billionaire holding companies are subject to a minimum annual charge of EUR 48,000. Interest paid to creditors who do not hold bonds or similar negotiable securities are disregarded in calculating the tax base. The tax election made cannot be reversed; in other words, billionaire holding companies cannot elect different tax treatment from one year to the next.

        For the years ended November 30, 2002 and 2001 this tax amounted to $47,241 and $45,555 respectively, and is included in other charges in the accompanying statements of profit and loss.

11.    COMPARATIVE AMOUNTS

        Certain amounts within the 2001 financial statements have been reclassified to conform with the 2002 presentation.

12.    SUBSEQUENT EVENTS

        On March 10, 2003 the Company made the final payment to NKT Holding A/S of $12.4 million in respect of the settlement of the outstanding share price guarantee for the remaining 879,121 Class A Shares (subsequently converted to Common Shares) owned by NKT Holdings A/S, which were issued as partial consideration in the acquisition of 49% of the NKT I/S Flexibles joint venture in December 1999.

Time Sensitive Materials

Depositary's Notice of
Shareholders' Meeting of
Stolt Offshore S.A.

ADSs:	American Depositary Shares, evidenced by American Depositary Receipts ("ADRs").

ADS CUSIP No.:	861567105.

ADS Record Date:	March 20, 2002.

Meeting Specifics:	Annual General Meeting and Extraordinary General Meeting—May 8, 2003 at 3:00 P.M. (local time) at the offices of Services Généraux de Gestion S.A., 23, avenue Monterey, L-2086 Luxembourg.

Meetings Agendas:	Please refer to the Company's Notice of Meeting enclosed herewith.

ADS Voting Instructions Deadline:	On or before 10:00 A.M. (New York City time) on April 30, 2003.

Deposited Securities:	Common shares, $2.00 par value per Share, of Stolt Offshore S.A., a company incorporated with limited liability under the laws of Luxembourg (the "Company").

ADS Ratio:	1 Common Share to 1 ADS.

Depositary:	Citibank, N.A.

Custodian of Deposited Securities:	Den norske Bank ASA, Oslo, Norway.

Deposit Agreement:	Amended and Restated Deposit Agreement, dated as of July 2, 2002, among the Company, the Depositary and all Holders and Beneficial Owners from time to time of ADRs, evidencing ADSs, issued thereunder.

To be counted, your Voting Instructions need to be received by the Depositary prior to 10:00 A.M. (New York City time) on April 30, 2003.

        The Company has announced that an Annual General Meeting and Extraordinary General Meeting of Shareholders (together, the "Meeting") will be held at the date, time and location identified above. A copy of the Notice of Meeting from the Company which includes the agenda for such Meeting is enclosed.*

        Holders of ADSs wishing to give voting instructions to the Depositary must sign, complete and return the enclosed Voting Instructions prior to the ADS Voting Instructions Deadline in the enclosed pre-addressed envelope.

        Upon timely receipt of signed and completed Voting Instructions from a Holder of ADSs, the Depositary shall endeavor insofar as practicable and permitted under applicable law and the provisions of the Deposited Securities to cause the Custodian to vote (or to cause to be voted by means of the appointment of a proxy or otherwise) the Deposited Securities in respect of which Voting Instructions have been received in accordance with the instructions contained therein.

        The information contained herein with respect to the Meeting has been provided by the Company. Citibank, N.A. is forwarding this information to you solely as depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy or completeness of such information. Citibank, N.A. does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Meeting. The rights and obligations of Holders and Beneficial Owners of ADSs, the Company and the Depositary are set forth in their entirety in the Deposit Agreement and are summarized in the ADRs. If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below.

        If you have any questions about the way in which Voting Instructions may be delivered to the Depositary, please contact Citibank, N.A.—Shareholder Services at 1-877-CITI-ADR (1-877-248-4237).

                      Citibank, N.A., as Depositary

* Pursuant to Section 4.9 of the Deposit Agreement, Holders of record of ADSs as of the close of business on the ADS Record Date will be entitled, subject to applicable provisions of the laws of Luxembourg and the Articles of Incorporation of the Company, and the provisions of or governing the Deposited Property, to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Deposited Securities represented by such Holders' ADSs.
 The Voting Instructions must be signed, completed and received at the indicated address prior to
10:00 A.M. (New York City time) on April 30, 2003 for action to be taken.

2003 VOTING INSTRUCTIONS	AMERICAN DEPOSITARY SHARES
Stolt Offshore S.A (the "Company")
CUSIP No.:	861567105.
ADS Record Date:	March 20, 2003.
Meeting Specifics:	Annual General Meeting and Extraordinary General Meeting—May 8, 2003 at 3:00 P.M. (local time) at the offices of Services Généraux de Gestion S.A., 23, avenue Monterey, L-2086 Luxembourg.
Meeting Agenda:	Please refer to the Company's Notice of Meeting enclosed herewith.
Depositary:	Citibank, N.A.
Deposit Agreement:	Amended and Restated Deposit Agreement, dated as of July 2, 2002.
Deposited Securities:	Common shares, $2.00 par value per Share, of the Company.
Custodian:	Den norske Bank ASA, Oslo, Norway.

The undersigned holder, as of the ADS Record Date, of the American Depositary Receipt(s) issued under the Deposit Agreement and evidencing the American Depositary Shares identified on the reverse side hereof (such American Depositary Shares, the "ADSs"), acknowledges receipt of a copy of the Depositary's Notice of Shareholders' Meeting and hereby irrevocably authorizes and directs the Depositary to cause to be voted at the Meeting (and any adjournment or postponement thereof) the Deposited Securities represented by the ADSs in the manner indicated on the reverse side hereof.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the voting instructions contained therein.

DETACH HERE

☒	Please mark your vote as in this example	0000

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked below as to an issue, the undersigned shall be deemed to have directed the Depositary to give voting instructions "FOR" the unmarked issue.

	FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN		FOR	AGAINST	ABSTAIN
1	☐	☐	☐	6	☐	☐	☐	7(e)	☐	N/A	☐
2	☐	☐	☐	7(a)	☐	N/A	☐	7(f)	☐	N/A	☐
3	☐	☐	☐	7(b)	☐	N/A	☐	7(g)	☐	N/A	☐
4	☐	☐	☐	7(c)	☐	N/A	☐	8	☐	☐	☐
5	☐	☐	☐	7(d)	☐	N/A	☐
SIGNATURE(S)	Date
Please sign your name to the Voting Instructions exactly as printed above. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting instructions executed by a corporation should be in full corporate name by a duly authorized officer with full title as such.
DETACH HERE

1.	Approval of the Annual Meeting Date.
2.	Approval of Financial Statements.
3.	Approval of 2003 Stock Option Plan.
4.	Approval of 2003 Stock Option Plan for French Resident Employees and Directors.
5.	Discharge of Directors and Statutory Auditors.
6.	Approval of Authorization of Share Repurchases.
7.	Election of Directors.
(a) Jacob Stolt-Nielsen
(b) James B. Hurlock
(c) Haakon Lorentzen
(d) J. Frithjof Skouverøe
(e) Niels G. Stolt-Nielsen
(f) Bernard Vossier
(g) Mark Woolveridge
8.	Election of Statutory Auditors.

QuickLinks

SIGNATURES
NOTICE OF ANNUAL GENERAL MEETING AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS ON MAY 8, 2003
BIOGRAPHIES OF NOMINEES FOR DIRECTOR
TABLE OF CONTENTS
INDEPENDENT AUDITOR'S REPORT
STOLT OFFSHORE S.A. BALANCE SHEETS AS OF NOVEMBER 30, 2002 AND 2001 (in thousands of United States dollars)
STOLT OFFSHORE S.A. STATEMENTS OF PROFIT AND LOSS FOR THE YEARS ENDED NOVEMBER 30, 2002 AND 2001 (in thousands of United States dollars)